paragon

RECEIVED

2007 MAR 13 A 10:

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

07021756

02 March 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 28th February 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

3/14

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Annual Information Update	02 February 2007	02 February 2007	PD5.2.1
2.	Regulatory Announcement – Transaction in Own Shares	05 February 2007	06 February 2007	LR12.4.6
3.	Regulatory Announcement – Result of AGM	08 February 2007	08 February 2007	LR9.6.19
4.	Regulatory Announcement – Directorate Change	08 February 2007	08 February 2007	LR9.6.11
5.	Regulatory Announcement – Transaction in Own Shares	09 February 2007	12 February 2007	LR12.4.6
6.	Regulatory Announcement – Holding(s) in Company	12 February 2007	13 February 2007	LR9.6.7
7.	Regulatory Announcement – Holding(s) in Company	14 February 2007	15 February 2007	LR9.6.7
8.	Regulatory Announcement – Holding(s) in Company	21 February 2007	22 February 2007	LR9.6.7
9.	Regulatory Announcement – Transaction in Own Shares	22 February 2007	23 February 2007	LR12.4.6

Document		Date Distributed	Required Distribution Date	Source of Requirement
10.	Regulatory Announcement – Transaction in Own Shares	26 February 2007	27 February 2007	LR12.4.6
11.	Regulatory Announcement – Transaction in Own Shares	27 February 2007	28 February 2007	LR12.4.6
12.	Regulatory Announcement – Holding(s) in Company	27 February 2007	28 February 2007	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
13.	Form 88(2) Return of Allotments of Shares	02 February 2007	02 March 2007	CA85 S.88
14.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	07 February 2007	12 February 2007	CA85 S.169
15.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	09 February 2007	20 February 2007	CA85 S.169
16.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	09 February 2007	16 February 2007	CA85 S.169
17.	Ordinary and Special Resolutions passed at AGM on 8 February 2007	09 February 2007	23 February 2007	CA85 S.340
18.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	12 February 2007	28 February 2007	CA85 S.169
19.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	12 February 2007	02 March 2007	CA85 S.169
20.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	12 February 2007	26 February 2007	CA85 S.169
21.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	12 February 2007	14 February 2007	CA85 S.169
22.	Form 288b Terminating appointment as director or secretary	12 February 2007	22 February 2007	CA85 S.288
23.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	16 February 2007	08 March 2007	CA85 S.169
24.	Form 288a Appointment of director or secretary	20 February 2007	22 February 2007	CA85.S.288

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	29/01/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.1264		
Minimum price paid	£6.1264		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £183,792.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £920.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 29/01/07

(~~**a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, B91 3QE.
Tel 0121 712 2076

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	17/01/07		
For each share: Nominal value	£0.10		
Maximum price paid	£6.52		
Minimum price paid	£6.43		

The aggregate amount paid by the company for the shares to which this return relates was: £194,757.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £975.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 17/1/07

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST. CATHERINE'S COURT, HERBERT ROAD SOLIHULL B91 3QE. Tel 0121 712 2076

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

	Day	Month	Year
Date of termination of appointment	0 8	0 2	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jonathan Peter Langman

Surname: Perry

	Day	Month	Year
†Date of Birth	0 6	0 9	1 9 3 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/2/07

(** serving ~~director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Emma Lapthorne, Paragon, St Catherine's Court, Herbert Road,
Solihull, West Midlands, B91 3QE
3QE Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	08/02/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.300		
Minimum price paid	£6.285		

The aggregate amount paid by the company for the shares to which this return relates was: £188,793.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £945.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 8/2/07

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

	Day	Month	Year
Date of appointment	01	02	2007
†Date of Birth	09	01	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): TERRY

Surname: ECCLES

Previous Forename(s): N/A Previous Surname(s): N/A

†† Usual residential address: GATESIDE HOUSE, RAVENSCROFT ROAD,

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: WEYBRIDGE Postcode: KT13 0NX

County / Region: SURREY Country: UK

†Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): ROYAL PARKS FOUNDATION - 04705777

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 10/2/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19/2/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 2336032

† Directors only.

†Other directorships

~~NO FURTHER DIRECTORSHIPS~~

BLUEBAY ASSET MANAGEMENT PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the *name by which she* was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Information Update
Released	10:19 02-Feb-07
Number	6189Q

RNS Number:6189Q
Paragon Group Of Companies PLC
02 February 2007

THE PARAGON GROUP OF COMPANIES PLC

ANNUAL INFORMATION UPDATE

Pursuant to the requirements of Prospectus Rule 5.2, the following summarises, by title, the information that has been published or made available to the public by the Company throughout the twelve months ended 31 January 2007.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

Some of the information referred to below was provided at a specific date and may now be out of date.

Information published on RNS:

Date of Publication	Regulatory Headline
1 February 2006	Annual Information Update
2 February 2006	Holding(s) in Company
9 February 2006	Result of AGM
17 February 2006	Holding(s) in Company
21 February 2006	Trading and IFRS Statement
21 February 2006	Implementation of IFRS
27 February 2006	Holding(s) in Company
1 March 2006	Director/PDMR Shareholding
1 March 2006	Director/PDMR Shareholding
8 March 2006	Director/PDMR Shareholding
13 March 2006	Blocklisting Interim Review
14 March 2006	Director/PDMR Shareholding
14 March 2006	Director/PDMR Shareholding
14 March 2006	Director/PDMR Shareholding
22 March 2006	Director/PDMR Shareholding
28 March 2006	Transaction in Own Shares
31 March 2006	Transaction in Own Shares
31 March 2006	Transaction in Own Shares
7 April 2006	Transaction in Own Shares
11 April 2006	Transaction in Own Shares
12 April 2006	Transaction in Own Shares
19 April 2006	Blocklisting Interim Review

20 September 2006	Director/PDMR Shareholding
25 September 2006	Director/PDMR Shareholding
25 September 2006	Transaction in Own Shares
26 September 2006	Transaction in Own Shares
4 October 2006	Holding(s) in Company
9 October 2006	Holding(s) in Company
13 October 2006	Directorate Change
17 October 2006	Blocklisting Interim Review
26 October 2006	Securitisation Issue
8 November 2006	Directorate Change
10 November 2006	Director Declaration
17 November 2006	Holding(s) in Company
22 November 2006	Final Results
27 November 2006	Blocklisting Interim Review
27 November 2006	Holding(s) in Company
27 November 2006	Holding(s) in Company
1 December 2006	Holding(s) in Company
18 December 2006	Director/PDMR Shareholding
18 December 2006	Director/PDMR Shareholding
19 December 2006	Director/PDMR Shareholding - Replacement
21 December 2006	Total Voting Rights
22 December 2006	Holding(s) in Company
22 December 2006	Holding(s) in Company
9 January 2007	Annual Report and Accounts
9 January 2007	Director/PDMR Shareholding
9 January 2007	Director/PDMR Shareholding
10 January 2007	Transaction in Own Shares
10 January 2007	Total Voting Rights
12 January 2007	Total Voting Rights
12 January 2007	Transaction in Own Shares
16 January 2007	Director/PDMR Shareholding
16 January 2007	Transaction in Own Shares
16 January 2007	Total Voting Rights
17 January 2007	Total Voting Rights
18 January 2007	Transaction in Own Shares
18 January 2007	Total Voting Rights
19 January 2007	Holding(s) in Company
24 January 2007	Director/PDMR Shareholding
24 January 2007	Transaction in Own Shares
24 January 2007	Holding(s) in Company
26 January 2007	Transaction in Own Shares
29 January 2007	Holding(s) in Company
29 January 2007	Holding(s) in Company
30 January 2007	Transaction in Own Shares
31 January 2007	Total Voting Rights

Documents filed at the Companies Registry:

Date of Filing	Document Type	Brief Description
1 February 2006	Accounts	Group Accounts 2005
9 February 2006	Resolutions	Resolutions passed at Annual General Meeting
9 February 2006	Memorandum and Articles of Association	Amended Articles of Association
2 March 2006	88(2)	Return of Allotment of Shares
17 March 2006	88(2)	Return of Allotment of Shares
30 March 2006	88(2)	Return of Allotment of Shares
5 April 2006	288c	Secretary's Particulars Changed
6 April 2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
13 April 2006	169(1B)	Return by a public company purchasing

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:25 05-Feb-07
Number	7518Q

RNS Number:7518Q
Paragon Group Of Companies PLC
05 February 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	5 February 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	630.00p
Lowest price paid per share:	628.50p
Volume weighted average price paid per share:	629.31p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,534,000 of its ordinary shares in treasury and has 115,950,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Result of AGM
Released	15:37 08-Feb-07
Number	9710Q

RNS Number:9710Q
Paragon Group Of Companies PLC
08 February 2007

RESULT OF AGM

The Paragon Group of Companies PLC announces that at the Annual General Meeting held on 8 February 2007 all resolutions were passed.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Directorate Change
Released	15:49 08-Feb-07
Number	9726Q

RNS Number:9726Q
Paragon Group Of Companies PLC
08 February 2007

DIRECTORATE CHANGE

As previously advised on 11 July 2006 Jonathan Perry retired as Chairman of The Paragon Group of Companies PLC, at today's Annual General Meeting.

Mr Perry is succeeded as Chairman by Robert (Bob) Dench.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:13 09-Feb-07
Number	0566R

RNS Number:0566R
Paragon Group Of Companies PLC
09 February 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase: 9 February 2007

Number of ordinary shares purchased: 30,000

Highest price paid per share: 618.00p

Lowest price paid per share: 618.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,564,000 of its ordinary shares in treasury and has 115,920,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:33 12-Feb-07
Number	1278R

RNS Number:1278R
Paragon Group Of Companies PLC
12 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
----

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Comanies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies
....

4. Full name of shareholder(s) (if different from 3.) (iv):
See attached schedule below.
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
8 February 2007
....

6. Date on which issuer notified:
12 February 2007
....

7. Threshold(s) that is/are crossed or reached:
6%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	6,133,098	6,133,098

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	7,803,098	7,803,098		6.72%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
7,803,098	6.72%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc).
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
None
....

14. Contact name:
John G. Gemmell

....

15. Contact telephone number:
0121 712 2075
....

SCHEDULE FOR POINT 4

	HOLDING	%
PRUDENTIAL PLC	7,803,098	6.72 Total Notifiable Interest
Registerd Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	7,605,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G GROUP LIMITED	7,803,098	6.72
Registerd Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	7,605,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G INVESTMENT MANAGEMENT LIMITED	7,640,163	6.58
Registerd Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	7,605,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G LIMITED	7,803,098	6.72
Registerd Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	7,605,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
THE PRUDENTIAL ASSURANCE COMPANY LIMITED	7,640,163	6.58
Registerd Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	7,605,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:

....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural

person or legal entity referred to in DTR5.2.
(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.
(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
(viii) Direct and indirect
(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)
(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
(xvi) This annex is only to be filed with the competent authority.
(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:45 14-Feb-07
Number	2757R

RNS Number:2757R
Paragon Group Of Companies PLC
14 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
----

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies
....

4. Full name of shareholder(s) (if different from 3.) (iv):
See attached schedule below.
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
12 February 2007
....

6. Date on which issuer notified:
13 February 2007
....

7. Threshold(s) that is/are crossed or reached:
7%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	7,803,098	7,803,098

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	8,363,098	8,363,098		7.21%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
8,363,098	7.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc).
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
None
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

SCHEDULE FOR POINT 4

	HOLDING	%
PRUDENTIAL PLC	8,363,098	7.21 Total Notifiable Interest
Registered Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	8,165,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G GROUP LIMITED	8,363,098	7.21
Registered Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	8,165,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G INVESTMENT MANAGEMENT LIMITED	8,200,163	7.07
Registered Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	8,165,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
M&G LIMITED	8,363,098	7.21
Registered Holder		
NORTRUST NOMINEE LTD A/C MHF01	25,465	
NORTRUST NOMS LTD	137,470	
PRUCLT HSBC GIS NOM(UK) PAC AC	8,165,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	
THE PRUDENTIAL ASSURANCE COMPANY LIMITED	8,200,163	7.07
Registered Holder		
PRUCLT HSBC GIS NOM(UK) PAC AC	8,165,163	
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000	

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:47 21-Feb-07
Number	6565R

RNS Number:6565R
Paragon Group Of Companies PLC
21 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
No
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
Declaration of Major Shareholding as per FSA Transitional Provision 7.
....

3. Full name of person(s) subject to the notification obligation (iii):
BlackRock, Inc.
....

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A
....

6. Date on which issuer notified:
20 February 2007
....

7. Threshold(s) that is/are crossed or reached:
Above 5%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	N/A	N/A	8,514,206	N/A	7.34%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,514,206	7.34%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
BlackRock Investment Management (UK) Limited - 8,514,206 (7.34%)
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:40 22-Feb-07
Number	7419R

RNS Number:7419R
Paragon Group Of Companies PLC
22 February 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	22 February 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	630.00p
Lowest price paid per share:	627.50p
Volume weighted average price paid per share:	628.64p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,604,000 of its ordinary shares in treasury and has 115,880,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:42 26-Feb-07
Number	9015R

RNS Number:9015R
Paragon Group Of Companies PLC
26 February 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	26 February 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	626.00p
Lowest price paid per share:	625.00p
Volume weighted average price paid per share:	625.23p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,634,000 of its ordinary shares in treasury and has 115,850,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:43 27-Feb-07
Number	9864R

RNS Number:9864R
Paragon Group Of Companies PLC
27 February 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	27 February 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	622.50p
Lowest price paid per share:	608.50p
Volume weighted average price paid per share:	616.40p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,674,000 of its ordinary shares in treasury and has 115,810,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:29 27-Feb-07
Number	9840R

RNS Number:9840R
Paragon Group Of Companies PLC
27 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
No
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
Restatement of historic interest in compliance with the FSA's new disclosure and transparency rules.
....

3. Full name of person(s) subject to the notification obligation (iii):
Aviva plc & its subsidiaries
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Registered holder:

BNY Norwich Union Nominees Limited	1,191,873*
Chase GA Group Nominees Limited	2,761,004*
Chase Nominees Limited	158,812*
CUIM Nominee Limited	953,646*

* denotes direct interest

BNY Norwich Union Nominees Limited	219,267
Chase Nominees Limited	225,253
CUIM Nominee Limited	133,289
Vidacos Nominees Limited	1,925,947

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A
....

6. Date on which issuer notified:
27 February 2007
....

7. Threshold(s) that is/are crossed or reached:
N/A
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	5,065,335	5,065,335	2,503,756	4.37%	2.16%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
7,569,091	6.53%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
See Section 4
....

Proxy Voting:

10. Name of the proxy holder:
See Section 4
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

Figures are based on a total number of voting rights of 115,850,724.
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 01/02/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 606

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	606

Address:
-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

/

Companies House
— for the record —

30/1/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

ONE HUNDRED POUNDS / TWO HUNDRED POUNDS / FIFTEEN POUNDS / ONE THOUSAND POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	15/01/07		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.58		
Minimum price paid	£6.50		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £262,124.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £1,315.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/1/07

(~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL B91 3QE Tel 0121 712 2076

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	23/01/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£6.05		
Minimum price paid	£6.025		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £241,552.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,210.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 23/01/07

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	19/01/07		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.10		
Minimum price paid	£6.1575		

The aggregate amount paid by the company for the shares to which this return relates was: £245,672.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,230.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19/1/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Company No: 2336032

THE COMPANIES ACT 1985

Public Company Limited by Shares

ORDINARY AND SPECIAL RESOLUTIONS

of

THE PARAGON GROUP OF COMPANIES PLC

(Passed on 8 February 2007)

AT AN ANNUAL GENERAL MEETING of the above named Company, duly convened, and held at the offices of Hoare Govett at 250 Bishopsgate, London, EC2M 4AA on 8 February 2007 at 10.30am the following resolutions were passed:

Ordinary Resolution

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,036,000 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

→ CH 12/02/07

£1235 (SD (os)) NO

Companies House — for the record —

CHWP000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete in typescript, or in bold black capitals.

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	31/01/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.19		
Minimum price paid	£6.12		

The aggregate amount paid by the company for the shares to which this return relates was: £ 246,212.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,235.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 31/01/2007

(**a ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON,
ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL,
WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	02/02/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£6.05		
Minimum price paid	£5.99		

The aggregate amount paid by the company for the shares to which this return relates was: £240,576.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £1,205.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

END

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 02/02/2007

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOUHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**